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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
DEC 0 2 2002

SEC FILE NUMBER
8-216

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

Lord Abbett Distributor LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Hudson Street
(No. and Street)

Jersey City	New Jersey	07302-3973
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

M. Zapolin (201) 395-2136
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 2 4 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

[redacted]

LORD ABBETT DISTRIBUTOR LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

[redacted]

AFFIRMATION

I, Robert Dow, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Lord Abbett Distributor LLC (the "Company") for the year ended September 30, 2002, are true and correct. I further affirm that neither the Company nor any member or officer has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Member
Title

Sworn before me this 25th day
of November 2002:

Notary Public

VICKI HERBST
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Mar. 30, 2003

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Lord Abbett Distributor LLC
Jersey City, New Jersey

We have audited the accompanying balance sheet of Lord Abbett Distributor LLC (the "Company") as of September 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Lord Abbett Distributor LLC at September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 25, 2002

LORD ABBETT DISTRIBUTOR LLC

BALANCE SHEET
SEPTEMBER 30, 2002

ASSETS

CASH AND CASH EQUIVALENTS (including Lord Abbett U.S. Government Money Market Fund of $27,846,047)		$28,093,874
RECEIVABLE FOR SALES COMMISSIONS AND DISTRIBUTION AND SERVICE FEES		5,867,559
DEFERRED DISTRIBUTION COSTS AND OTHER		7,885,688
DIVIDENDS RECEIVABLE		18,632
TOTAL ASSETS		$41,865,753

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses		$ 8,534,528
Due to Managing Member		2,803,871
Total liabilities		11,338,399
MEMBER'S EQUITY:		
Capital	$218,396,358	
Accumulated deficit	(187,869,004)	30,527,354
TOTAL LIABILITIES AND MEMBER'S EQUITY		$41,865,753

See notes to balance sheet.

LORD ABBETT DISTRIBUTOR LLC

NOTES TO BALANCE SHEET
SEPTEMBER 30, 2002

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Lord Abbett Distributor LLC (the "Company") is a New York limited liability company formed on July 12, 1996 and is engaged in the general business of underwriting and distributing securities of investment companies. Lord, Abbett & Co. LLC (the "Managing Member"), a Delaware limited liability company, has a 100% interest in the Company. Company revenue is largely dependent on the total value and composition of assets under management by the Managing Member, which include domestic and international investment companies sponsored by the Managing Member (the "Investment Companies"). Accordingly, fluctuations in financial markets and in the composition of assets under management impact the Company's revenue and results of operations. The Investment Companies are related parties to the Company. All transactions with the Investment Companies are deemed to be at arms length.

The Managing Member will continue to make capital contributions to the Company to ensure the continued operations of the Company through September 30, 2003.

Cash and Cash Equivalents - Investments in Lord Abbett U.S. Government Money Market Fund are considered cash equivalents.

Distribution and Service Fees - Distribution and service fees are recorded based on the average net assets of the Investment Companies.

Sales Commissions - Sales commission income is recorded upon sale of securities of Investment Companies.

Deferred Distribution Costs - Sales commissions paid to brokers in connection with the sale of Class C shares and service fees paid in advance to brokers in connection with the sale of Class B shares of the Investment Companies are capitalized and amortized over a period not to exceed one year.

Allocated Expenses - The Company receives some of its services from the Managing Member, which provides the use of its employees, facilities and utilities. The Company has amounts due to the Managing Member resulting from such transactions.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company is not a taxable entity for Federal, state and local income tax purposes. Accordingly, there is no provision for income taxes in the accompanying financial statements.

2. NET CAPITAL REQUIREMENTS

The Company is a registered broker/dealer under the Securities Exchange Act of 1934 (the "Act") and, as such, must comply with the rules and regulations thereunder. Pursuant to the net capital provisions of Rule 15c3-1 under the Act, the Company is required to maintain minimum net capital (as defined) of $25,000 or 6-2/3% of aggregate indebtedness (as defined), whichever is greater. Additionally, the ratio of aggregate indebtedness to net capital may not exceed 15 to 1. At September 30, 2002, the Company's net capital and required net capital is $16,844,137 and $755,893, respectively. The Company's net capital ratio is 0.67 to 1 as of September 30, 2002.

3. PURCHASE AND SALES AGREEMENT

On August 1, 1996, the Company entered into a purchase and sales agreement that gives the purchaser an exclusive right and obligation to purchase future distribution and service fees receivable and any contingent deferred sales charges on Class B shares of the Investment Companies. Such contract has been and may continue to be extended at the discretion of the Company.

4. RELATED PARTY TRANSACTIONS

On May 8, 2002, the Company entered into a purchase and sales agreement with certain Investment Companies whereby the Investment Company agreed to sell, and the Company agreed to purchase the asset representing the deferred costs of distribution borne by the Investment Company in the sale of its Class C shares. The purchase amount totaled approximately $10 million and represented the Investment Company's asset at book value.

Included in accounts payable and accrued expenses as of September 30, 2002, are amounts due to the Investment Companies totaling approximately $269,000.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

November 25, 2002

Lord Abbett Distributor LLC
Jersey City, New Jersey

In planning and performing our audit of the financial statements of Lord Abbett Distributor LLC (the "Company") for the year ended September 30, 2002 (on which we issued our report dated November 25, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 (the "Act"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 under the Act or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP